April 9, 2014

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director Dean Suehiro, Senior Staff Accountant Christie Wong, Staff Accountant

Re:	RetailMeNot, Inc. Form 10-K for the Year Ended December 31, 2013 Filed February 18, 2014 File No. 001-36005

Ladies and Gentlemen:

We are submitting this letter on behalf of RetailMeNot, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received on March 19, 2014 and April 3, 2014, regarding the Company’s Form 10-K for the year ended December 31, 2013 (File No. 001-36005), which was filed with the Commission on February 18, 2014 (the “10-K”). This letter supplements the Company’s response filed with the Commission on March 28, 2014.

This letter restates the numbered comments of the Staff set forth in the letter dated April 3, 2014, and the discussion set out below each comment is the Company’s response. Page references in this letter are to page numbers in the 10-K.

Operating Metrics, page 50

1. We note your response to comment 1. Please expand your disclosure to more fully explain the metrics “Visits”, similar to your response. In addition, expand your MD&A to discuss in detail your plans to monetize your mobile application to increase your revenues from such application. Include in your discussion how your investment in your mobile technology, including geo-fencing capabilities, will “increase consumer use and monetization of [y]our solutions from mobile devices.” Please refer to your disclosures on page 6.

Response: In response to the Staff’s comment, the Company will expand its disclosure in future filings to explain that visits to the Company’s websites from smartphones, tablets or other mobile devices are included in the Company’s determination of the number of visits to its websites for purposes of that operating metric.

The Company respectfully refers the Staff to the fact that the disclosures on page 6 express the Company’s intent to invest in its mobile technology to drive increased consumer engagement and monetization. To date, the Company’s investments in its mobile application technology have been made for the principal purpose of increasing consumer engagement, rather than monetization. For example, the Company’s investments in geo-fencing increase consumer engagement with the Company’s mobile applications because such technology alerts consumers to specific offers from retailers in a particular location, rather than the more passive traditional model that relies on the consumer to initiate a search for available offers. As noted in its previous response, the Company believes that consumer engagement is a critical part of the value proposition that it offers to retailers. In response to the Staff’s comment, the Company will expand its disclosure in future filings to clarify that the Company’s investments in mobile technology have been focused on driving consumer engagement, and the Company will describe the effects of its investments in mobile technology on monetization to the extent that such monetization becomes significant.

2. We note your response to comments 1 and 4. When your mobile application revenues are significant and you continue to exclude mobile application sessions from your determination of visits, please exclude the revenue generated from your mobile application in calculating net revenue per visit and explain why you exclude such revenue.

Response: In response to the Staff’s comment, in respect of future filings when the Company’s mobile application net revenues are significant, to the extent the Company continues to exclude mobile application sessions from its determination of visits, the Company will exclude the net revenues generated from its mobile applications in calculating net revenues per visit and explain why such net revenues are excluded.

Net Revenue, page 58

3. We note your response to comment 3. You indicated that paid transactions contributed to approximately 60% of the organic growth in net revenue. With a view towards clarifying disclosure, please tell us and describe how the remaining 40% of net revenue growth was generated, and how the increase in visits contributed to such growth. It is our understanding that you only generate revenues from commissions on paid transactions.

Response: The Company respectfully advises the Staff that the increase in organic net revenues for 2013 was primarily attributable to the following:

(i) Sixty percent of the Company’s organic net revenues growth was the result of an increase in the rate at which the Company converted visits to paid visits (i.e., holding visits constant from 2012 to 2013, we converted a higher percentage of our 2013 visits into paid transactions thereby increasing organic net revenues).

(ii) Forty percent of the Company’s organic net revenues growth was the result of an increase in the total volume of visits to the Company’s websites. This increased volume of visits converted to paid transactions at the same rate as that described in (i) above.

The combination of these two elements resulted in substantially all of the Company’s organic net revenues growth in 2013.

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Please do not hesitate to contact me at: (512) 457-7126 if you have any questions.

Very truly yours,

DLA Piper LLP (US)

Samer M. Zabaneh

Partner

Cc:	Douglas C. Jeffries (RetailMeNot, Inc.)

Louis J. Agnese, III (RetailMeNot, Inc.)

Thomas Aylor (RetailMeNot, Inc.)

Justin Bowes (DLA Piper LLP (US))